UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

On November 7, 2011, Telvent GIT, S.A. (“Telvent”) announced that it appointed José Ignacio del Barrio as Deputy Chairman, effective immediately. Mr. del Barrio will share this role with Mr. José Montoya Perez, the current Deputy Chairman, until his retirement at the end of this year after which Mr. del Barrio will serve as the sole Deputy Chairman.

Mr. del Barrio is the current President of Telvent Transportation and will continue to serve in this role. Prior to being appointed President of Telvent Transportation, Mr. del Barrio served as the President of Global Services. Mr. del Barrio joined Telvent in 1988 as a Project Manager for large-scale strategic projects in Africa and Latin America in the Communications Division and was later promoted to Director of the International Department. In 1993, Mr. del Barrio was named Telvent Mexico’s General Manager. After three years in Mexico, he took the position of Sales and Marketing Director of Telvent Energía y Medio Ambiente S.A. and in 1998 he was named Managing Director of the Communications Division. In 2001, he was named Telvent’s General Manager, where he founded and held executive positions in Telvent Housing, Telvent Datahouse and Telvent Interactiva. Mr. del Barrio graduated with a degree in Telecommunications Engineering from UPM (Madrid, Spain) and holds a degree from the Business Administration Program from IESE (Barcelona, Spain).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Ignacio González
Name: Ignacio González
Title: Chief Executive Officer

Date: November 14, 2011